

                             NOTEHOLDERS REPORT
                     CRUSADE GLOBAL TRUST No. 1 of 1999
            Quarterly Collection Period Ending January 31, 2000


Bond Information in US$
-----------------------


                    FV Outstanding         Bond Factor               Interest       Interest         Principal            Charge
                    effective 2/15/00      effective 2/15/00         Rate           Payments         Distributions         Offs
---------------------------------------------------------------------------------------------------------------------------------
Class A1             $179,247,921.46       59.749307%                 6.32000%      $4,175,514.45     $79,280,078.54      $0.00
Notes

Class A2             $569,000,000.00       100.000000%                6.40000%      $9,306,311.1              $0.00       $0.00
Notes

Class A3             $125,000,000.00       100.000000%                6.49000%      $2,073,194.44             $0.00       $0.00
Notes





Principal Collections Information in AUD
----------------------------------------

        Scheduled Principal Payments:               $12,253,654.54

      Unscheduled Principal Payments:              $118,564,459.92
                                                  ----------------
         Gross Principal Collections:              $130,818,114.46

                             Redraws:                $8,472,314.25
                                                  ----------------
               Principal Collections:              $122,345,800.21

               Principal Charge Offs:                        $0.00

                      Principal Draw:                        $0.00
                                                  -----------------
                 Available Principal:              $122,345,800.21
                                                  -----------------
               Principal Distributed:              $122,345,800.21

                  Principal Retained:                        $0.00
                                                  ----------------


Available Income in AUD
-----------------------

               Total Available Income:             $25,162,272.10





                                   Exh-1

Redraw/Liquidity Utilization
----------------------------

                     Redraw Shortfall:            $0.00

         Redraw Carryover Charge Offs:            $0.00

                       Liquidity Draw:            $0.00

                  Liquidity Shortfall:            $0.00

                       Principal Draw:            $0.00


Arrears Information
-------------------

                                          % of pool (by number)

                          1 - 30 days:            0.40%

                         31 - 60 days:            0.08%

                             61+ days:            0.06%

                             Defaults:             Nil

                               Losses:             Nil


Payment Information
-------------------

                                         Nov-99           Dec-99         Jan-00

                        1 mth CPR:       27.63%           29.70%         20.94%


Pool Information in AUD
-----------------------

  Outstanding Principal of Fixed Rate
                          Housing Loans:             $345,001,054.80

  Outstanding Principal of the
            Variable Rate Housing Loans:           $1,013,062,751.13

                        Number of Loans:                      14,403

           Weighted Average Current LVR:                        62.8

                      Average Loan Size:                     $94,177

             Weighted Average Seasoning:                  25.09 mths

               Average Term to Maturity:                    253 mths





                                   Exh-2